Exhibit 99.1

Additional Factors That May Affect Operating Results

Our success depends on our relationships with motorsports sanctioning bodies, particularly NASCAR

Our success has been, and is expected to remain, dependent on maintaining good working relationships with the organizations that sanction the races we promote at our facilities, particularly NASCAR, the sanctioning body for the NASCAR NEXTEL Cup, NASCAR Busch and NASCAR Craftsman Truck series events. NASCAR-sanctioned races conducted at our wholly-owned subsidiaries accounted for approximately 84.9% of our total revenues in fiscal 2004. Each NASCAR sanctioning agreement is awarded on an annual basis. NASCAR is not required to continue to enter into, renew or extend sanctioning agreements with us to conduct any event. Moreover, although our general growth strategy includes the possible development and/or acquisition of additional motorsports facilities, it cannot be assured that any sanctioning body, including NASCAR, will enter into sanctioning agreements with us to conduct races at any of our newly developed or acquired facilities. Failure to obtain a sanctioning agreement for a major NASCAR event could negatively affect us. Similarly, notwithstanding NASCAR's approvals of our proposals for realignment of NASCAR NEXTEL Cup Series dates among our facilities in fiscal 2004 and 2005, NASCAR is not obligated to modify its race schedules to allow us to schedule our races more efficiently. By sanctioning an event, NASCAR neither warrants, expressly or by implication, nor takes responsibility for, the success, financial or otherwise, of the sanctioned event or the number or identity of vehicles or competitors participating in the event.

Bad weather could adversely affect us

We promote outdoor motorsports events. Weather conditions affect sales of, among other things, tickets, food, drinks and merchandise at these events. Poor weather conditions could have a negative effect on us, particularly as it relates to walk-up ticket sales.

Postponement and/or cancellation of major motorsports events could adversely affect us

If an event scheduled for one of our facilities is postponed because of weather or other reasons such as, for example, the general postponement of all major sporting events in the United States following the September 11, 2001 terrorism attacks, we could incur increased expenses associated with conducting the rescheduled event, as well as possible decreased revenues from tickets, food, drinks and merchandise at the rescheduled event. If such an event is cancelled, we would incur the expenses associated with preparing to conduct the event as well as losing the revenues, including live broadcast revenues, associated with the event, to the extent such losses were not covered by insurance.

If a cancelled event is part of the NASCAR NEXTEL Cup or NASCAR Busch series, in the year of cancellation we could experience a reduction in the amount of money we expect to receive from television revenues for all of our NASCAR-sanctioned events in the series that experienced the cancellation. This would occur if, as a result of the cancellation, and without regard to whether the cancelled event was scheduled for one of our facilities, NASCAR experienced a reduction in television revenues greater than the amount scheduled to be paid to the promoter of the cancelled event.

Our financial results depend significantly on consumer and corporate spending

Our financial results depend significantly upon a number of factors relating to discretionary consumer and corporate spending, including economic conditions affecting disposable consumer income and corporate budgets such as:

  employment;
  business conditions;
  fuel costs;
  interest rates; and
   taxation rates.

These factors can impact both attendance at our events and advertising and marketing dollars available from the motorsports industry's principal sponsors and potential sponsors. There can be no assurance that consumer and corporate spending will not be affected adversely by economic and other lifestyle conditions, thereby impacting our growth, revenue and profitability. General economic conditions were significantly and negatively impacted by the September 11, 2001 terrorist attacks and the war in Iraq and could be similarly affected by any future attacks, by a terrorist attack at any mass gathering or fear of such attacks, or by other acts or prospects of war. Any future attacks or wars or related threats could also increase our expenses related to insurance, security or other related matters. A weakened economic and business climate, as well as consumer uncertainty created by such a climate, could adversely affect our financial results. Finally, our financial results could also be adversely impacted by a domestic outbreak of severe acute respiratory syndrome or other epidemiological crisis.

Certain of our senior executives may have potential conflicts of interest

Members of the France Family Group own and control NASCAR. William C. France, our Chairman of the Board, James C. France, our Vice Chairman and Chief Executive Officer, and Lesa France Kennedy, our President and one of our directors, are all members of the France Family Group in addition to holding positions with NASCAR. Each of them, as well as our general counsel, spends part of his or her time on NASCAR's business. Each of these individuals spends substantial time on our business and all of our other executive officers are available to us on a substantially full-time basis. Because of these relationships, even though all related party transactions are approved by our Audit Committee, certain potential conflicts of interest between us and NASCAR exist with respect to, among other things:

  the terms of any sanctioning agreements that may be awarded to us by NASCAR;
  the amount of time the employees mentioned above and certain of our other employees devote to NASCAR's affairs; and
  the amounts charged or paid to NASCAR for office rental, transportation costs, shared executives, administrative expenses and similar items.

Our success depends on the availability and performance of key personnel

Our continued success depends upon the availability and performance of our senior management team, including William C. France, James C. France, Lesa France Kennedy and John R. Saunders. Each of these individuals possesses unique and extensive industry knowledge and experience. While we believe that our senior management team has significant depth, the loss of any of the individuals mentioned above, or our inability to retain and attract key employees in the future, could have a negative effect on our operations and business plans.

We are controlled by the France family

The France Family Group members, together, beneficially own approximately 35% of our capital stock and approximately 60% of the combined voting power of both classes of our common stock. Accordingly, if members of the France Family Group vote their shares of common stock in the same manner, they can (without the approval of our other shareholders) elect our entire Board of Directors and determine the outcome of various matters submitted to shareholders for approval, including fundamental corporate transactions. If holders of class B common stock other than the France Family Group elect to convert their beneficially owned shares of class B common stock into shares of class A common stock and members of the France Family Group do not convert their shares, the relative voting power of the France Family Group will increase. Voting control by the France Family Group may discourage certain types of transactions involving an actual or potential change in control of us, including transactions in which the holders of class A common stock might receive a premium for their shares over prevailing market prices.

The IRS is currently performing a periodic examination of certain of our federal income tax returns that could result in a material negative impact on cash flow

The Internal Revenue Service (the "Service") is currently performing a periodic examination of our federal income tax returns for the years ended November 30, 1999 through 2004 and has challenged the tax depreciation treatment for a significant portion of our motorsports entertainment facility assets. In May 2005 we received a report from the Service requesting downward adjustments to our tax depreciation expense for the fiscal years ended November 30, 1999 and 2000, respectively, which could potentially result in the reclassification of approximately $24.7 million of tax liability from deferred to current. Including related interest, the combined after-tax cash flow impact of these requested adjustments is approximately $32.9 million. Additional adjustments to our tax depreciation expense are expected to be requested later by the Service for fiscal years ended November 30, 2001 through 2004. Including related interest, we estimate the combined after-tax cash flow impact of these additional federal tax adjustments, and related state tax revisions for all periods, to range between $90.0 million and $110.0 million. While we believe that our application of the federal income tax regulations in question, which have been applied consistently since being adopted in 1986 and have been subjected to previous IRS audits, is appropriate, and we intend to vigorously defend the merits of our position an ultimate adverse resolution of these matters could result in a material negative impact on cash flow.

Future impairment of goodwill and other intangible assets or long-lived assets could adversely affect our financial results

Our consolidated balance sheets include significant amounts of goodwill and other intangible assets and long-lived assets. We account for our goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and for our long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In fiscal 2002 we recorded a non-cash after-tax charge of approximately $453.2 million, including approximately $3.4 million associated with our equity investment in Raceway Associates, as a cumulative effect of accounting change upon adoption of SFAS No. 142. In fiscal 2004, we recorded a non-cash before-tax charge of approximately $13.2 million as an impairment of long-lived assets due to our decision to indefinitely suspend major motorsports event operations at our Nazareth facility after completion of its fiscal 2004 events. As of August 31, 2005, goodwill and other intangible assets and property and equipment accounts for approximately $1,387.0 million, or 78.0% of our total assets. Both SFAS No. 142 and No. 144 require testing goodwill and other intangible assets and long-lived assets for impairment based on assumptions regarding our future business outlook. While we continue to review and analyze many factors that can impact our business prospects in the future, our analyses are subjective and are based on conditions existing at and trends leading up to the time the assumptions are made. Actual results could differ materially from these assumptions. Our judgments with regard to our future business prospects could impact whether or not an impairment is deemed to have occurred, as well as the timing of the recognition of such an impairment charge. If in the future a testing for impairment of goodwill and other intangible assets or long-lived assets results in a reduction in their carrying value, we will be required to take the amount of the reduction in such goodwill and other intangible assets or long-lived assets as a non-cash charge against operating income, which would also reduce shareholders' equity.

We may be held liable for personal injuries

Motorsports can be dangerous to participants and spectators. We maintain insurance policies that provide coverage within limits that we believe should generally be sufficient to protect us from a large financial loss due to liability for personal injuries sustained by persons on our property in the ordinary course of our business. There can be no assurance, however, that the insurance will be adequate or available at all times and in all circumstances. Our financial condition and results of operations could be affected negatively to the extent claims and expenses in connection with these injuries are greater than insurance recoveries or if insurance coverage for these exposures becomes unavailable or prohibitively expensive.

In addition, sanctioning bodies could impose more stringent safety regulations. Such regulations include, for example, the installation of new retaining walls at our facilities, which have increased our capital expenditures.

We operate in a highly competitive environment

As an entertainment company, our racing events face competition from other spectator-oriented sporting events and other leisure, entertainment and recreational activities, including professional football, basketball, hockey and baseball. As a result, our revenues are affected by the general popularity of motorsports, the availability of alternative forms of recreation and changing consumer preferences. Our racing events also compete with other racing events sanctioned by various racing bodies such as NASCAR, IRL, United States Auto Club, National Hot Rod Association, International Motorsports Association, Sports Car Club of America, Grand American Road Racing Association, the Automobile Racing Club of America and others. We believe that the primary elements of competition in attracting motorsports spectators and corporate sponsors to a racing event and facility are the type and caliber of promoted racing events, facility location, sight lines, pricing and customer conveniences that contribute to a total entertainment experience. Many sports and entertainment businesses have resources that exceed ours.

We are subject to changing governmental regulations and legal standards that could increase our expenses

We believe that our operations are in material compliance with all applicable federal, state and local environmental, land use and other laws and regulations. Nonetheless, if it is determined that damage to persons or property or contamination of the environment has been caused or exacerbated by the operation or conduct of our business or by pollutants, substances, contaminants or wastes used, generated or disposed of by us, or if pollutants, substances, contaminants or wastes are found on property currently or previously owned or operated by us, we may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount of such liability as to which we are self-insured could be material. State and local laws relating to the protection of the environment also can include noise abatement laws that may be applicable to our racing events. Our existing facilities continue to be used in situations where the standards for new facilities to comply with certain laws and regulations, including the Americans with Disabilities Act, are constantly evolving. Changes in the provisions or application of federal, state or local environmental, land use or other laws, regulations or requirements to our facilities or operations, or the discovery of previously unknown conditions, also could require us to make additional material expenditures to remediate or attain compliance.

Our development of new motorsports facilities (and, to a lesser extent, the expansion of existing facilities) requires compliance with applicable federal, state and local land use planning, zoning and environmental regulations. Regulations governing the use and development of real estate may prevent us from acquiring or developing prime locations for motorsports facilities, substantially delay or complicate the process of improving existing facilities, and/or increase the costs of any of such activities.

We may be unable to acquire or develop new motorsports facilities

Our ability to acquire or develop motorsports facilities, such as our efforts in New York City and the Northwest US, depends on a number of factors, including, but not limited to:

  our ability to obtain additional sanctioning agreements to promote NASCAR NEXTEL Cup Series, NASCAR Busch Series or other major events at any new facilities;
  the cooperation of local government officials;
  our capital resources;
  our ability to control construction and operating costs; and
  our ability to hire and retain qualified personnel.

Developing new motorsports facilities is expensive

Expenses associated with developing, constructing and opening a new facility, such as those under consideration in New York City and the Northwest US, may negatively affect our financial condition and results of operations in one or more future reporting periods. The cost of any new facility transaction will depend on a number of factors, including but not limited to:

  the facility's location;
  the extent of our ownership interest in the facility; and
  the degree of any municipal or other public support.

Although we believe that we will be able to obtain financing to fund the acquisition, development and/or construction of additional motorsports facilities, we cannot be sure that adequate debt or equity financing will be available on satisfactory terms.

Our quarterly results are subject to seasonality and variability

We derive most of our income from a limited number of NASCAR-sanctioned races. As a result, our business has been, and is expected to remain, highly seasonal based on the timing of major racing events. For example, one of our NASCAR NEXTEL Cup Series races is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenues and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30. Further, schedule changes as determined by NASCAR or other sanctioning bodies, as well as the acquisition of additional, or divestiture of existing, motorsports facilities could impact the timing of our major events in comparison to prior or future periods.

Governmental regulation may adversely affect the availability of sponsorships and advertising

The motorsports industry generates significant recurring revenue from the promotion, sponsorship and advertising of various companies and their products. Actual or proposed government regulation can impact negatively the availability to the motorsports industry of this promotion, sponsorship and advertising revenue. As examples, advertising by the tobacco and alcoholic beverage industries generally is subject to greater governmental regulation than advertising by other sponsors of our events. The combined advertising and sponsorship revenue from the tobacco and alcoholic beverage industries accounted for approximately 0.5% of our total revenues in fiscal 2004. In addition, the tobacco and alcoholic beverage industries have provided financial support to the motorsports industry through, among other things, their purchase of advertising time, their sponsorship of racing teams and their sponsorship of racing series such as the NASCAR NEXTEL Cup and NASCAR Busch series. Implementation of further restrictions on the advertising or promotion of tobacco or alcoholic beverage products could adversely affect us.

The outcome of pending litigation may impact our business

On July 13, 2005, Kentucky Speedway, LLC filed a civil action in the Eastern District of Kentucky against NASCAR and the Company alleging that "NASCAR and ISC have acted, and continue to act, individually and in combination and collusion with each other and other companies that control tracks hosting NASCAR NEXTEL Cup Series, to illegally restrict the award of ... NASCAR NEXTEL Cup Series [races]." The complaint seeks damages and an injunction requiring NASCAR to establish a competitive bidding process for NEXTEL Cup events and prohibiting further violations of the antitrust laws. Other than some vaguely conclusory allegations, the complaint fails to specify any conduct by International Speedway Corporation ((ISC) other than conducting and growing its motorsports entertainment business for the benefit of its shareholders. The Company believes the allegations to be without merit and intends to defend itself vigorously. The Company has retained counsel and is pursuing defenses to the suit while maintaining potential counterclaim remedies available to it to recover the damages caused by the filing of the suit. On September 12, 2005 counsel for the Company filed a motion to dismiss the complaint for improper jurisdiction and venue as well as the lack of any antitrust injury allegations. While it is premature to quantify either the likelihood or the potential magnitude of an adverse decision, the fees and expenses associated with the defense of this suit are not covered by insurance and could adversely impact the Company's financial condition or results of operations and cash flows, even if we ultimately prevail. Further, the time devoted to this matter by management and the possible impact of litigation on business negotiations occurring prior to resolution of this matter could also adversely impact our financial condition or results of operations and cash flows. Finally, even if the direct effect of the resolution of this case does not result in a material adverse impact on us, it is possible that the resolution of this case could result in industry‑wide changes in the way race schedules are determined by sanctioning bodies, which could indirectly have a material adverse impact on us.